

Mail Stop 3561

September 21, 2009

Mr. Daniel R. MacLean
President
Medzed, Inc.
7900 East Union Avenue, Suite 1100
Denver, Colorado 80237

> **Re:** **Medzed, Inc.**
> **Amendment 1 to Item 4.01 Form 8-K**
> **Filed September 17, 2009**
> **Amendment 1 to Item 4.01 Form 8-K**
> **Filed September 16, 2009**
> **File No. 333-148719**

Dear Mr. MacLean:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 8-K Filed September 17, 2009

1.    The date of the engagement of Seale and Beers, CPAs disclosed in the first paragraph of item (a) differs from the engagement date disclosed in item (b). Please revise so that the dates are consistent.

2.    Please file a letter from Moore & Associates, Charted stating whether the firm agrees or disagrees with the statements in this amendment. Otherwise disclose that you are unable to obtain an updated letter.

Amendment 1 to Form 8-K Filed September 16, 2009

3.      Please confirm to us that the date you engaged Seale and Beers as disclosed in the second paragraph is correct in this report and in Form 8-K filed September 16, 2009 or revise as appropriate.

4.      Please revise Item 9.01 to disclose the date of the letter from Seale and Beers, CPAs.  In addition, please file the letter referred to in the sixth paragraph or incorporate by reference the letter included in Form 8-K filed September 16, 2009.


        As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322.  In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,


Ta Tanisha Meadows
Staff Accountant